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                             September 22, 2022

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 15,
2022
                                                            File No. 333-261569

       Dear Mr. Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed September 15, 2022

       Cover Page

   1. We note your response to comment 1, including the statement in your response letter dated September 15,
2022 that your sponsor "is a British Virgin Islands corporation which has its principal
office in Toronto, Canada...." However, we also note disclosure in the summary and risk
factors stating that your sponsor has its principal offices in the British
                                                        Virgin Islands. Please
reconcile or advise. Please clearly disclose on the cover page whether the sponsor is
or is not located in China.
   2. We note your response to comment 2. Please revise to clarify that the legal and operational risks
associated with your sponsor having significant ties to China and your executive officers and
directors being located in or having significant ties to China
 Linjun Guo
Golden Star Acquisition Corporation
September 22, 2022
Page 2
         exist independent of whether the company determines to pursue a business combination target company based in China or Hong Kong. As a non-exclusive example, we note your cover page statement, "In the event that we determine to pursue a business combination target company based in China or Hong Kong, we may become subject to legal and operational risks because our sponsor has significant ties to China and our executive officers and directors are located in or have significant ties to
China...." As another non-
         exclusive example, we note your cover page statement, "For example, if we enter into a business combination with a target business operating in China, the combined company may face risks associated with...." Please also revise similar disclosure on page 6.
3. We partially reissue comment 3. Please clarify what you mean by the statement that you
         "will not consider or undertake an initial business combination with any company with financial statements audited by an accounting firm that the PCAOB is unable to inspect for two consecutive years" and how you will guarantee compliance with the requirement.
Summary, page 1

4. We partially reissue comment 5. In your summary of risk factors, disclose the risks that your sponsor, officers and directors being located in or having significant ties to
         China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references for each of these risks to the more detailed discussion of these risks in the prospectus. Please also revise the summary risk factor discussing actions by the Chinese government, including any decision to intervene or influence your operations, to clarify this could result in a material change in your operations.
Signatures, page II-5

5. Please include the signature of the Principal Accounting Officer or Controller, as required by Instruction 1 to Signatures to Form S-1.
General

6. We partially reissue comment 13. We note your disclosure on pages 7, 71, and 138 regarding difficulties in effecting service of legal process. Please revise your disclosure to include a separate section on Enforcement of Civil Liabilities to discuss the enforcement risks related to civil liabilities due to your sponsor, officers and directors being located in or having significant ties to China or Hong Kong. For example, revise to discuss the cost
FirstName LastNameLinjun Guo
       and time constraints. Please also separately discuss the laws of Hong Kong, to the extent
Comapany
       they NameGolden     Star Acquisition
            differ from China.    Also, please Corporation
                                                 revise the risk factor to
contain disclosures consistent
       with  the separate
September 22, 2022 Page 2 section.
FirstName LastName
 Linjun Guo
FirstName
Golden StarLastNameLinjun  Guo
            Acquisition Corporation
Comapany 22,
September  NameGolden
               2022     Star Acquisition Corporation
September
Page 3     22, 2022 Page 3
FirstName LastName
       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Robert C. Brighton, Jr.